SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

United Retail Group, Inc.
(Name of Issuer)

Common Stock ($.001 Par Value)
(Title of Class of Securities)

911380103
(CUSIP Number)

Raphael Benaroya; 365 West Passaic Street, Rochelle Park, NJ 07662; (201) 909-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

July 17, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 911380103

1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        RAPHAEL BENAROYA

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

        (a)

        (b) X

3.     SEC USE ONLY

4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

        00

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.; ISRAEL

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,592,643
8. SHARED VOTING POWER - 0 -
9. SOLE DISPOSITIVE POWER 2,592,643
10. SHARED DISPOSITIVE POWER - 0 -

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,592,643

12.    CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     (SEE INSTRUCTIONS)

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.2%

14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN

SCHEDULE 13D

CUSIP NO. 911380103

1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ELLEN DEMAIO

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

        (a)

        (b) X

3.    SEC USE ONLY

4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

        00

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 32,400
8. SHARED VOTING POWER - 0 -
9. SOLE DISPOSITIVE POWER 32,400
10. SHARED DISPOSITIVE POWER - 0 -

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        32,400

12.    CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     (SEE INSTRUCTIONS)

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.2%

14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN

SCHEDULE 13D

CUSIP NO. 911380103

1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        BRADLEY ORLOFF

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

        (a)

        (b) X

3.    SEC USE ONLY

4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

        00

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 17,000
8. SHARED VOTING POWER - 0 -
9. SOLE DISPOSITIVE POWER 17,000
10. SHARED DISPOSITIVE POWER - 0 -

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        17,000

12.    CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     (SEE INSTRUCTIONS)

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.1%

14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN

SCHEDULE 13D

CUSIP NO. 911380103

1.    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GEORGE R. REMETA

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

        (a)

        (b) X

3.    SEC USE ONLY

4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

        00

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 513,888
8. SHARED VOTING POWER - 0 -
9. SOLE DISPOSITIVE POWER 513,888
10. SHARED DISPOSITIVE POWER - 0 -

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        513,888

12.    CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     (SEE INSTRUCTIONS)

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.9%

14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN

SCHEDULE 13D

CUSIP NO. 911380103

1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        FREDRIC E. STERN

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

        (a)

        (b) X

3.     SEC USE ONLY

4.     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        00

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 35,000
8. SHARED VOTING POWER - 0 -
9. SOLE DISPOSITIVE POWER 35,000
10. SHARED DISPOSITIVE POWER - 0 -

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        35,000

12.    CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     (SEE INSTRUCTIONS)

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.3%

14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN

CUSIP No. 911380103

STATEMENT ON SCHEDULE 13D AMENDMENT NO. 6
(originally dated July 12, 1993, as amended to and including July 17, 1999)

Item 1.              Security and Issuer.

Common Stock, $.001 par value per share ("Shares")
United Retail Group, Inc. (the "Issuer")
365 West Passaic Street
Rochelle Park, NJ 07662

Item 2.             Identity and Background.

(a) See Item 1 of the cover pages for the names of the reporting persons.

(b) The business address of the reporting persons is:

c/o United Retail Group, Inc.
365 West Passaic Street
Rochelle Park, NJ 07662

(c) The present principal occupation or employment of each of the reporting persons is employee of the Issuer. The Issuer operates a chain of retail specialty stores selling large size women’s apparel, accessories and footwear.

(d) None of the reporting persons has been convicted in a criminal proceeding during the last five years.

(e) None of the reporting persons has during the last five years been a party to a civil proceeding of a judicial or administrative body and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings any violation with respect to such laws.

(f) See Item 6 of the cover pages for the citizenship of the reporting persons.

Item 3.             Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.             Purpose of Transaction.

All the reporting persons purchased Shares and acquired employee stock options for investment.

The reporting persons have no plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except the exercise of employee stock options and the sale of the underlying Shares;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act (the "Act"); or

(j) Any action similar to any of those enumerated above.

Item 5.             Interest in Securities of the Issuer.

(a) The aggregate number of Shares beneficially owned by each reporting person, identifying Shares which there is a right to acquire within 60 days upon exercise of vested employee stock options, and the percentage of the Shares owned beneficially by each reporting person are as follows:

Name	Outstanding Shares Owned	Vested Options	Total Number	%of class
Raphael Benaroya	2,177,937	414,706	2,592,643	19.2%
George R. Remeta	341,888	172,000	513,888	3.9%
Ellen Demaio	-0-	32,400	32,400	0.2%
Bradley Orloff	-0-	17,000	17,000	0.1%
Fredric E. Stern	25,000	10,000	35,000	0.3%

(b) Messrs. Benaroya, Remeta and Stern, together with the Issuer, Mort Greenberg, Limited Direct Associates, L.P., and Cheryl A. Lutz are parties to the Restated Stockholders’ Agreement, dated December 23, 1992 (as amended the "Restated Stockholders’ Agreement"), which is incorporated by reference to Exhibit No. 2 hereto.

The Restated Stockholders’ Agreement provides that the parties other than the Issuer shall act together in connection with the election and removal of directors and certain amendments to the by-laws of the Issuer. The Restated Stockholders’ Agreement contains certain restrictions on transfers of Shares held by the stockholders of the Issuer who are parties to the Restated Stockholders’ Agreement.

The arrangements under the Restated Stockholders’ Agreement described above expired on July 17, 1999. Each of the reporting persons now has the power, either solely or jointly with a spouse, to vote and dispose of the Shares he owns.

Each of the reporting persons disclaims beneficial ownership of the Shares held by any other parties.

In addition to Messrs. Benaroya, Remeta and Stern and the Issuer, the current parties to the Restated Stockholders' Agreement are:

(i) Mort Greenberg
6866 Touchdown Circle
Palm Beach Gardens, FL 33418

(ii) Limited Direct Associates, L.P.
Three Limited Parkway
Columbus, OH 43230

(iii) Cheryl A. Lutz
4408 F Street
Sacramento, CA 95831

Mr. Greenberg is retired and is a citizen of the United States.

LDA is a Delaware limited partnership. The reporting persons believe that LDA is controlled by The Limited, Inc.

Ms. Lutz is an employee of Zany Brainy, with offices at 2100 Arden Way, Sacramento, CA 95815, and is a citizen of the United States.

The reporting persons have no reason to believe that Mr. Greenberg, LDA, or Ms. Lutz during the last five years has either been convicted in a criminal proceeding or was a party to a civil proceeding before a judicial or administrative body and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Ms. Demaio and Mr. Orloff and certain other persons were originally parties to the Restated Stockholders’ Agreement but ceased to be parties when they sold all the outstanding Shares that they held.

(c) None of the reporting persons effected any transaction involving Shares during the last 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares owned by the reporting persons.

(e) On July 17, 1999, the provisions of the Restated Stockholders’ Agreement described in Item 5(b) expired. As a result, Messrs. Remeta and Stern could no longer be deemed to be the beneficial owners of more than 5% of the outstanding Shares. Ms. Demaio and Mr. Orloff had previously ceased to be parties to the Restated Stockholders’ Agreement when they sold all the outstanding Shares that they held, at which time they could no longer be deemed to be the beneficial owners of more than 5% of the outstanding Shares.

Item 6.             Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Shares purchased on February 13, 1998 by each of Mr. Benaroya and Mr. Remeta upon the exercise of employee stock options have been pledged to the Issuer to secure payment of a loan to him by the Issuer to finance the withholding taxes incurred by him in connection with the purchase. Mr. Benaroya purchased 777,925 Shares. Mr. Remeta purchased 116,888 Shares.

The Employment Agreements, dated November 20, 1998, between the Issuer and Raphael Benaroya and George R. Remeta, respectively, contain provisions that accelerate the exercisability of unvested employee stock options in the event of termination without cause, as defined in the Employment Agreements. In the event of termination without cause, unvested employee stock options to purchase 185,294 shares by Mr. Benaroya and 88,000 shares by Mr. Remeta will become fully exercisable immediately. The Employment Agreements, and the stock option agreements between the Issuer and Messrs. Benaroya and Remeta, respectively, also provide for the acceleration of unvested options in the event of a change of control of the Issuer, as defined therein.

The Employment Agreements are incorporated herein by reference to Exhibit Nos. 3.7 and 3.8 hereto.

Item 7.             Material Filed as Exhibits.

1. Joint Filing Agreement among the reporting persons (filed on July 22, 1993).

2. Restated Stockholders’ Agreement among the Issuer, CCI, LDA and the Management Stockholders, and Amendment Nos. 1, 2 and 3 thereto (filed on November 16, 1998).

3.1. Restated 1990 Stock Option Plan as of March 6, 1998 (filed on November 16, 1998).

3.2. Restated 1990 Stock Option Plan as of May 28, 1996 (filed on November 16, 1998).

3.3. Restated 1996 Stock Option Plan as of March 6, 1998 (filed on November 16, 1998).

3.4. Restated 1989 Management Stock Option Plan as of May 6, 1998 (filed on November 16, 1998).

3.5. 1998 Stock Option Agreement between the Issuer and Raphael Benaroya (filed on November 16, 1998).

3.6. 1998 Stock Option Agreement between the Issuer and George R. Remeta (filed on November 16, 1998).

3.7. Employment Agreement, dated November 20, 1998, between the Issuer and Raphael Benaroya (filed on December 2, 1998).

3.8. Employment Agreement, dated November 20, 1998, between the Issuer and George R. Remeta (filed on December 2, 1998).

Signature:

This joint Statement on Schedule 13D Amendment No. 6 is filed on behalf of each of the following stockholders of the Issuer.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement on Schedule 13D Amendment No. 6 is true, complete and correct.

Name                                                                                                       Date

RAPHAEL BENAROYA                                                         July 19, 1999
Raphael Benaroya

GEORGE R. REMETA *                                                           July 19, 1999
George R. Remeta

ELLEN DEMAIO *                                                                   July 19, 1999
Ellen Demaio

BRADLEY ORLOFF *                                                             July 19, 1999
Bradley Orloff

FREDRIC E. STERN *                                                             July 19, 1999
Fredric E. Stern

            *By RAPHAEL BENAROYA, as attorney-in-fact pursuant to the power of attorney contained in Exhibit 1 to the Statement on Schedule 13D filed on July 22, 1993.

Attention: Intentional misstatement or omissions of fact constitute federal criminal violations (see U.S.C. 1001).